
13031414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StockCross Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9464 Wilshire Boulevard
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Reich 310-385-1861
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

AB 3/25

OATH OR AFFIRMATION

I, Andrew Reich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

StockCross Financial Services, Inc.., as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Edwin Louis Shaughnessy 8/14/13

Notary Public


EDWIN LOUIS SHAUGHNESSY
Commission # 1905244
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2014

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Stockcross Financial Services, Inc.
Beverly Hills, CA

We have audited the accompanying statement of financial condition of Stockcross Financial Services, Inc., (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stockcross Financial Services, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 11, 2013

STOCKCROSS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 1,335,037
Cash and securities segregated under federal and other regulations (cash of $182,420,134 and securities with a fair value of $43,111,121)	225,531,255
Receivable from broker-dealers and clearing organizations	3,998,501
Receivable from customers	69,935,548
Securities owned-marketable, at fair value	24,693,465
Securities borrowed	8,138,600
Goodwill	8,029,258
Property and equipment, net of accumulated depreciation and amortization	84,994
Other assets	1,676,289
	$ 343,422,947

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to customers	$ 286,146,691
Payable to non customers	5,921,851
Drafts payable	5,931,652
Payable to broker-dealers and clearing organizations	10,665,146
Securities sold, not yet purchased, at fair value	4,406,811
Accounts payable, accrued expenses and other liabilities	1,871,260
	314,943,411

Stockholder's Equity

Common stock; $1.00 par value, 5,000,000 shares authorized, 8,000 shares issued and outstanding	8,000
Paid-in capital	19,292,352
Retained earnings	9,179,184
	28,479,536
	$ 343,422,947

See notes to statement of financial condition

STOCKCROSS FINANCIAL SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

StockCross Financial Services, Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Customers' securities transactions are recorded on a settlement date basis, generally three business days following the transaction. Commissions and other securities transactions are recorded on a trade-date basis as the securities transactions occur. Securities owned and securities sold, but not yet purchased are recorded at current market value.

Securities Borrowed

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed with additional collateral obtained or refunded as necessary.

Goodwill

In accordance with ASC 350, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. Goodwill is tested for impairment annually. Using cash flow and marketing analysis, management determined in 2012 that the carrying value of goodwill was not impaired and therefore there was no impact on the Company's results of operations or financial position as of December 31, 2012.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal income tax purposes and in various states. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to state and local income taxes in various states and localities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property and Equipment

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or non-cancelable lease terms, as appropriate.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which were deposited subsequent to year end.

Concentrations of Credit Risk and Estimates

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

The Company is located in Beverly Hills, California, with offices throughout the United States and its customers are located worldwide.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 1 includes equity securities traded in active markets and certain United States treasury notes and other governmental obligations valued at unadjusted quoted market prices.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Level 2 includes equity securities and corporate and municipal debt securities traded in markets that are not active and are estimated using various techniques, which may consider recently executed transactions in securities of the issuer and market price quotations (when observable). Level 2 also includes certificates of deposit with maturities greater than 90 days valued at current value, which approximates fair value.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.) The Company did not have any assets or liabilities classified as Level 3 at December 31, 2012

GAAP requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs when performing fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

3. FAIR VALUE MEASUREMENT

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Segregated Securities				
Certificates of Deposit		$39,109,557	-	$39,109,557
US Treasury Note	$ 4,001,564	-	-	4,001,564
Securities owned				
Municipal obligations	-	12,672,061	-	12,672,061
U.S. government and agency obligations	19,132	-	-	19,132
Corporate obligations	-	7,826,859	-	7,826,859
Equity securities	3,114,394	1,061,018	-	4,175,412
Total	$ 7,135,090	$60,669,495	-	$67,804,585
Liabilities				
Securities sold, not yet purchased	$ 4,148,715	$ 258,096	-	$ 4,406,811

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases.

Future minimum lease payments are due as follows:

2013	1,299,000
2014	1,254,000
2015	604,000
2016	132,000
Thereafter	73,000
	$3,362,000

Litigation

The Company is subject to various claims and arbitration in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on these financial statements.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2012, amounts receivable from and payable to broker-dealers and clearing organizations include the following:

Receivables:	
Clearing organizations	$ 2,886,847
Brokers and dealers	75,000
Securities failed to deliver	1,036,654
	$ 3,998,501
Payables:	
Brokers and dealers	$ 10,143,390
Securities failed to receive	521,756
	$ 10,665,146

7. PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees.

8. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

9. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash equivalents (interest bearing deposit accounts) and securities owned in the amount of $225,531,255 (cash $182,420,134, securities with a fair value $43,111,121) have been segregated in special reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

10. PAYABLE TO NON CUSTOMERS

Payable to non customers include amounts due on cash transactions on accounts owned and controlled by principal officers, directors and stockholders.

11. FAIR VALUE OPTION

ASC 820 allows a reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument-by-instrument basis. As of December 31, 2012, the Company elected not to choose the fair value option for select financial assets or liabilities that are not currently recorded at fair value.

12. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debits items arising from customer transactions. At December 31, 2012, the Company's net capital was $14,498,804, which was $12,617,269 in excess of its required net capital of $1,881,535. The Company's percentage of aggregate debit balances to net capital was 15.41% as of December 31, 2012.

13. INCENTIVE PLAN

With the approval the board of directors and stockholder, the Company adopted an incentive plan (the "Plan") in 2007 to provide annual incentives to certain employees or directors. The incentives will be the award of cash settled stock appreciation rights ("SARs") based on shares of common stock not to exceed 100,000 shares awarded to any one participant for a calendar year. SARs which satisfy the vesting requirements set forth in the Plan will entitle the participant to receive a cash settled payment equal to the appreciation in the fair market value of a stated number of shares of common stock from the grant date to the date of exercise. The grant price for a particular SAR will be set forth in the award notice. At December 31, 2012, there were approximately 425,000 non-vested SARs outstanding with no intrinsic value.

14. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.